SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* IBM Credit Corporation (Last) (First) (Middle) North Castle Drive (Street) Armonk, NY 10504 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) 10/30/02 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary) 22-2351962

 4. Issuer Name and Ticker
    or Trading Symbol

FiberNet Telecom Group, Inc.
(NASDAQ SC:FTGX)

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

      Director

  X_ 10% Owner

      Officer (give title below)

      Other (specify below)

6. If Amendment, Date of Original (Month/Day/Year) 7. Individual or Joint/Group Filing (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock, par value $0.001 per share	41,904,762*	D

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Warrants	10/30/02	10/30/07	Common Stock, par value $0.001 per share	10,476,190*	$0.12 per share	D
Warrants	4/11/00	4/11/05	Common Stock, par value $0.001 per share	75,000*	$0.50 per share	D

*Neither the filing of this Form 3 nor any of its contents shall be deemed to constitute an admission by IBM Credit Corporation that it is the beneficial owner of more than (i) 41,904,762 shares of common stock and (ii) 10,551,190 warrants for common stock of FiberNet Telecom Group for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and beneficial ownership of more than such number of shares and warrants is expressly disclaimed.  IBM Credit Corporation also disclaims any interest in any shares of common stock or warrants for common stock of FiberNet Telecom Group held by any of its affiliated employee benefit plans, including pension funds and medical and dental funds, and by certain affiliated entities which may hold such shares for charitable purposes.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

/s/ John J. Shay Jr.

November 11, 2002
** Signature of Reporting Person	Date

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002